UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

The Cash Store Financial Services Inc.
(Name of Issuer)
Common shares, no par value per share
(Title of Class of Securities)
14756F103
(CUSIP Number)
Stonerise Capital Management, LLC
Stonerise Capital Partners Master Fund, L.P.
44 Montgomery Street, Suite 2000
San Francisco, CA 94104
(415) 772-1907
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14756F103

1	NAMES OF REPORTING PERSONS Stonerise Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,086,123(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,086,123(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,086,123(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) See Item 3 below.
(2) Stonerise Capital Partners Master Fund, L.P. (“SCPMF”) holds directly 1,086,123 common shares, no par value per share (“Common Shares”), of The Cash Store Financial Services Inc., a Canadian company (the “Issuer”). Stonerise Capital Management, LLC (“Stonerise Management”) is the sole general partner of SCPMF. As a result, Stonerise Management may be deemed to be the beneficial owner and to share the voting and dispositive power of the 1,086,123 Common Shares held by SCPMF.
(3) Percentage of class calculated based on an aggregate of 17,066,328 Common Shares outstanding as of July 27, 2010, as reported in the Issuer’s Management’s Discussion and Analysis for the Three and Twelve Months Ended June 30, 2010 that was filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on July 28, 2010.

CUSIP No.	14756F103

1	NAMES OF REPORTING PERSONS Stonerise Capital Partners Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,086,123(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,086,123(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,086,123(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) See Item 3 below.
(2) SCPMF holds directly 1,086,123 Common Shares. Stonerise Management is the sole general partner of SCPMF. As a result, Stonerise Management may be deemed to be the beneficial owner and to share the voting and dispositive power of the 1,086,123 Common Shares held by SCPMF.
(3) Percentage of class calculated based on an aggregate of 17,066,328 Common Shares outstanding as of July 27, 2010, as reported in the Issuer’s Management’s Discussion and Analysis for the Three and Twelve Months Ended June 30, 2010 that was filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on July 28, 2010.

All information in this Amendment No. 1 to Schedule 13D is being supplied solely by the Reporting Persons, and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 1 to Schedule 13D is being filed by Stonerise Capital Management, LLC (“Stonerise Management”) and Stonerise Capital Partners Master Fund, L.P. (“SCPMF”) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Stonerise Management and SCPMF with the Securities and Exchange Commission (the “SEC”) on June 17, 2010 (the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:
(a), (b) According to the Issuer’s Management’s Discussion and Analysis for the Three and Twelve Months Ended June 30, 2010 that was filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on July 28, 2010, there were 17,066,328 Common Shares issued and outstanding as of July 27, 2010. Based on such information, the Reporting Persons report beneficial ownership of 1,086,123 Common Shares, which represents approximately 6.4% of the Issuer’s outstanding Common Shares.
SCPMF holds directly 1,086,123 Common Shares. Stonerise Management is the sole general partner of SCPMF and may be deemed to be the beneficial owner and to share the voting and dispositive power of the 1,086,123 Common Shares held by SCPMF.
(c) All transactions in the class of securities reported on that were effected by the Reporting Persons during the past 60 days are as follows:

	Number of Shares	Price Per Share in USD
Date of Transaction	Purchased	(excluding commissions, if any)
September 27, 2010	34,400	$15.00
September 30, 2010	1,600	$14.75
October 1, 2010	400	$14.89
October 4, 2010	7,500	$14.84
October 5, 2010	37,800	$14.84
October 6, 2010	8,000	$14.75
October 7, 2010	11,455	$14.72
November 12, 2010	5,600	$13.78
November 15, 2010	16,800	$13.80
November 16, 2010	17,600	$13.42
November 17, 2010	10,000	$13.29
November 18, 2010	2,300	$13.46
November 19, 2010	1,800	$13.52
November 22, 2010	6,900	$13.57
November 23, 2010	11,000	$13.28
November 23, 2010	16,700	$12.96
All of such transactions were effected on the open market.
(d) and (e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2010	STONERISE CAPITAL MANAGEMENT, LLC
/s/ Jose S. Medeiros
	Name:	Jose S. Medeiros
	Title:	Managing Member

Dated: November 23, 2010	STONERISE CAPITAL PARTNERS MASTER FUND, L.P. By: Stonerise Capital Management, LLC, its general partner
/s/ Jose S. Medeiros
	Name:	Jose S. Medeiros
	Title:	Managing Member